

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 22, 2008

Stephen B. Doppler
President and Chief Executive Officer
Aurelio Resource Corporation
5554 South Prince Street, Suite 200
Littleton, CO 80120

> **Re:** **Aurelio Resource Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 2, 2008**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Filed September 17, 2008**
> **File No. 0-50931**

Dear Mr. Doppler:

We have completed our review of your 2007 Form 10-KSB and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief